Exhibit 99.1

MAZOR ROBOTICS LTD.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at CLL, Law Offices at Azrieli Center, Square Tower, 35th floor, Tel-Aviv, on Monday, November 28, 2016 , at 4:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Companies Regulations (Relief  for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000 (the "Relief Regulations").

The Meeting is being called for the following purposes:

1.	Discussion regarding the Company’s Consolidated Statement of Financial Position as of December 31, 2015 and the Consolidated Statements of Profit or Loss for the year then ended;

2.
To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for the year ending December 31, 2016, and until the next annual general meeting of the shareholders of the Company, and to receive information regarding their remuneration;

3.
To consider and act upon a proposal to re-appoint Mr. Jonathan Adereth ("Adereth") to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders. A Declaration of Adereth’s qualification attached hereto as Annex A.

To approve a grant of options to purchase up to 80,000 of the Company’s ordinary shares (the “Adereth Options”) to Adereth. The Adereth Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Adereth Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Adereth Options shall vest. The exercise price of the Adereth Options will be NIS 45.17, which is the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The term of Adereth options will be 7 years from date of grant. The estimated value of each option, based on Black & Scholes model is approximately US$ 5.8. The Adereth Options will be granted in addition to Adereth's monthly fee of NIS 38,500 for his management services to the Company – which includes an increase of NIS 3,500 to the monthly management fee paid to Adereth until November 2016. This amount includes social benefits, as provided by law; Adereth's current compensation is detailed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 as filed on May 2, 2016 with the U.S. Securities and Exchange Commission (“SEC”) on EDGAR - http://www.sec.gov/edgar.shtml (Reference: 161611647), and on May 3, 2016 on the TASE Magna website (Reference: 2016-02-057877) (the “2015 20-F”).

4.
To consider and act upon a proposal to re-appoint Mr. Ori Hadomi ("Hadomi"), to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders. A Declaration of Hadomi’s qualification attached hereto as Annex B;

5.
To consider and act upon a proposal to re-appoint Mr. Michael Berman ("Berman"), to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders. A Declaration of Berman’s qualification attached hereto as Annex C.

To approve a grant of options to purchase up to 40,000 of the Company’s ordinary shares (the “Berman Options”) to Berman. The Berman Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Berman Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Berman Options shall vest. The exercise price of the Berman Options will be NIS 45.17, which is the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The term of Berman options will be 7 years from date of grant. The estimated value of each option, based on Black & Scholes model is approximately US$ 5.8.

The Berman Options will be granted in addition to the annual remuneration of NIS 110,000 and participation remuneration of NIS 3,100 per meeting. Since the annual remuneration and participation remuneration amounts are fixed amounts, according to the amounts under regulation 7 to the Companies Regulations (Rules Regarding Compensation and Expenses for Directors External), 4760 – 2000 (the "Compensation Regulations") and the Relief Regulations, such remuneration does not require the approval of the Meeting. In case the rating of the Company, according to the first addition to the Compensation Regulations, will change (the "Updated Rating"), and the applicable fixed amounts of the participation remuneration will be higher than NIS 3,100, Berman shall be entitled to the updated applicable fixed amounts;

6.
To consider and act upon a proposal to re-appoint Ms. Sarit Soccary Ben-Yochanan ("Ben-Yochanan"), to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders. A Declaration of Ben-Yochanan’s qualification attached hereto as Annex D.

To approve a grant of options to purchase up to 40,000 of the Company’s ordinary shares (the “Ben-Yochanan Options”) to Ben-Yochanan. The Ben-Yochanan Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Ben-Yochanan Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Ben-Yochanan Options shall vest. The exercise price of the Ben-Yochanan Options will be NIS 45.17, which is the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The term of Ben-Yochanan options will be 7 years from date of grant. The estimated value of each option, based on Black & Scholes model is approximately US$ 5.8.

The Ben-Yochanan Options will be granted in addition to the annual remuneration of NIS 110,000 and participation remuneration of NIS 3,100 per meeting. Since the annual remuneration and participation remuneration amounts are fixed amounts, according to the amounts under the Compensation Regulations and the Relief Regulations, such remuneration does not require the approval of the Meeting. In case of an Updated Rating, should the fixed amounts of the participation remuneration be higher than NIS 3,100, Ben-Yochanan shall be entitled to the updated applicable fixed amounts;

7.
To consider and act upon a proposal to re-appoint Mr. Gil Bianco ("Bianco") as an external director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed. The annual remuneration and the participation remuneration to be paid to Bianco in consideration for his services to the Company shall be a fixed price of NIS 110,000 and the participation remuneration shall be a fixed price of NIS 3,100 per meeting. A Declaration of Bianco’s qualification as an external director attached hereto as Annex E.

To approve a grant of options to purchase up to 40,000 of the Company’s ordinary shares (the “Bianco Options”) to Bianco. The Bianco Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Bianco Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Bianco Options shall vest. The exercise price of the Bianco Options will be NIS 45.17, which is the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The term of Bianco options will be 7 years from date of grant. The estimated value of each option, based on Black & Scholes model is approximately US$ 5.8.

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The Bianco Options will be granted in addition to the annual remuneration of NIS 110,000 and participation remuneration of NIS 3,100 per meeting. Since the annual remuneration and participation remuneration amounts are fixed amounts, according to the amounts under the Compensation Regulations and the Relief Regulations, such remuneration does not require the approval of the Meeting. In case of an Updated Rating, should the fixed amounts of the participation remuneration be higher than NIS 3,100, Bianco shall be entitled to the updated applicable fixed amounts;

8.
To consider and act upon a proposal approve the appointment of Mr. Yuval Yanai ("Yanai") as an external director of the Company for a three year term, commencing on November 29, 2016 until November 28, 2019. The annual remuneration and the participation remuneration to be paid to Yanai in consideration for his services to the Company shall be a fixed price of NIS 110,000 and the participation remuneration shall be a fixed price of NIS 3,100 per meeting. A Declaration of Yanai’s qualification as an external director attached hereto as Annex F.

To approve a grant of options to purchase up to 40,000 of the Company’s ordinary shares (the “Yanai Options”) to Yanai. The Yanai Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of his appointment, so that upon the lapse of twelve (12) months from the date of his appointment, thirty four percent (34%) of the shares underlying the Yanai Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Yanai Options shall vest. The exercise price of the Yanai Options will be NIS 45.17, which is the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The term of Yanai options will be 7 years from date of grant. The estimated value of each option, based on Black & Scholes model is approximately US$ 5.8.

The Yanai Options will be granted in addition to the annual remuneration of NIS 110,000 and participation remuneration of NIS 3,100 per meeting. Since the annual remuneration and participation remuneration amounts are fixed amounts, according to the amounts under the Compensation Regulations and the Relief Regulations, such remuneration does not require the approval of the Meeting. In case of an Updated Rating, should the fixed amounts of the participation remuneration be higher than NIS 3,100, Yanai shall be entitled to the updated applicable fixed amounts;

9.
To consider and act upon a proposal to accelerate the vesting period of 9,900 options to purchase 9,900 of the Company's shares granted by the Company to Mr. David Schlachet ("Schlachet") on July 22, 2014 pursuant to the Company's shareholders approval of November 26, 2013, ("Schlachet Options"), so that Schlachet will be allowed to exercise the Schlachet Options with immediate effect. Schlachet is an external director in the Company since November, 2007. On November 26, 2013 the Company's shareholders approved Schlachet's re-appointment as an external director for a third three year term, and also approved the grant of 40,000 options to purchase up to 40,000 of the Company’s ordinary shares to Schlachet (the "Original Options"). The vesting period of the Original Options was set to a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Original Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Original Options shall vest. Due to technical difficulties the grant of the Original Options was delayed to July 22, 2014. Schlachet's appointment as an external director in the Company shall terminate on November 26, 2016, and therefore if the vesting of the Schlachet Options is not accelerated, Schlachet will not be able to exercise the Schlachet Options. Had the Original Options been granted upon their approval by the Company's shareholders, their vesting period shall have been complete by the end of Schlachet's appointment as an external director in the Company. The exercise price of the Schlachet Options is NIS 27.67 per share.

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10.
To approve a Compensation Policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law, 5799-1999 (the "Israeli Companies Law").The Compensation Policy is attached hereto as Annex G

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

The components and terms of employment of the company's five most highly compensated executive officers, are detailed in the 2015 20-F.

Shareholders of record at the close of business on Wednesday, October 26, 2016, are entitled to notice of and to vote at the meeting either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed in subsection iii below). Shareholders who do not attend the meeting in person may vote in accordance with one of the following alternatives:

(i)
The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, states that shareholders who will not attend the Meeting in person may vote with respect to items 2-9 on the agenda by completing the second part of the form of the Deed of Vote (ktav hatzba'a) and to return it promptly (and in any event at least four (4) hours prior to the appointed time of the Meeting) to the Company at its registered address.

(ii)
You can also vote via the electronic voting system of the Israel Securities Authority (the "Electronic Voting System"), after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours prior to the appointed time of the Meeting.

(iii)
The Company's Articles of Association also allows you to appoint a proxy to vote in your stead (whether personally or by means of a Deed of Vote) at the Meeting, as long as the proxy is delivered to the Company at its registered address at least forty eight (48) hours prior to the appointed time of the Meeting.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, by Deed of Vote or in person by attending the Meeting you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided both in the Proxy Statement and on the enclosed Deed of Vote.

Sincerely,
Jonathan Adereth
Chairman of the Board of Directors
October 20, 2016

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PROXY STATEMENT
MAZOR ROBOTICS LTD.
Corporation no: 51-300904-3
  HaEshel 7, Caesarea

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
NOVEMBER 28, 2016

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Mazor Robotics Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Monday, November 28, 2016, at 4:00 p.m. (Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Monday, December 5, 2016 at 4:00 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Each of Proposals 2 to 6 described hereinafter pursuant to the Israeli Companies Law, 5799-1999 (the "Israeli Companies Law"), requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Simple Majority”).
Each of the Proposals 7 to 10 described hereinafter pursuant to the Israeli Companies Law, require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company or shareholders who do not have a "Personal Interest" (as such term is defined hereinbelow) in the approval of the proposal who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights. “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer and exclusive of a personal interest that stems from the fact of holding shares in the Company, including the personal interest of a person who votes by virtue of a power of attorney given to him by another person, even if the other person does not have a personal interest, and the vote of a person who was given a power of attorney by a person who has a personal interest shall also be deemed the vote of a person with a personal interest, irrespective of whether the person who votes has or does not have direction.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposals 7 to 10 described hereinafter (please see the definition of the term “Personal Interest” hereinabove). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to Proposals 7 to 10, their vote will be disqualified.

PROPOSAL 1
DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2015 AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2015

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Statement of Financial Position as of December 31, 2015 and the Consolidated Statements of Profit or Loss for the year then ended (the “Financial Statements”).

The Company will hold a discussion with respect to the Financial Statements at the Meeting. This agenda item will not involve a vote by the shareholders.

PROPOSAL 2
APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS
(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC
ACCOUNTANTS OF THE COMPANY AND TO RECEIVE INFORMATION REGARDING
THE REMUNERATION.

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("Somekh Chaikin"), as the independent certified public accountants of the Company for the year ending December 31, 2016, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the appointment of Somekh Chaikin as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2016, and until the next annual general meeting of the Company’s shareholders".

The appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends that the shareholders vote FOR on the above proposal.

PROPOSAL 3
RE-APPOINTMENT OF MR. JONATHAN ADERETH AS A DIRECTOR

The Board of Directors has nominated Mr. Jonathan Adereth ("Adereth") for re-appointment as a director to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of the nominee listed below.

Adereth has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Adereth, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation

Mr. Jonathan Adereth	69
Mr. Adereth has been serving as the chairman of the Company's Board of Directors since December 2007. Since May 2009, Mr. Adereth has been serving as the Chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of resolution recovery and dose reduction in Computed Tomography (CT). Since October 2004, Mr. Adereth has been serving as a board member of UltraSPECT Ltd., an Israeli company in the field of resolution recovery and dose reduction in Nuclear Medicine (NM). From 1994 to 1998, Mr. Adereth served as the Chief Executive Officer and President of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of Medical Imaging systems. Mr. Adereth holds a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

Adereth will continue to be party to that certain indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

Adereth shall also be entitled to be granted options to purchase up to 80,000 of the Company’s ordinary shares (the “Adereth Options”). The Adereth Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Adereth Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Adereth Options shall vest. The exercise price of the Adereth Options will be NIS 45.17, which is the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The term of Adereth options will be 7 years from date of grant. The estimated value of each option, based on Black & Scholes model is approximately US$ 5.8. The Adereth Options will be granted in addition to Adereth's monthly fee of NIS 38,500 for his management services to the Company– which includes an increase of NIS 3,500 to the monthly management fee paid to Adereth until November 2016. This amount includes social benefits, as provided by law. Adereth's current compensation is detailed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 as filed on May 2, 2016 with the U.S. Securities and Exchange Commission (“SEC”) on EDGAR - http://www.sec.gov/edgar.shtml (Reference: 161611647), and on May 3, 2016 on the TASE Magna website (Reference: 2016-02-057877) (the “2015 20-F”).

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Jonathan Adereth as director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed and to approve the update of management fees paid to Adereth to NIS 38,500 as of November 1, 2016 and a grant of 80,000 options to Adereth”.

The appointment of Adereth as director, the approval of Adereth's management fees and of the grant of the Adereth Options requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 4
RE-APPOINTMENT OF MR. ORI HADOMI AS A DIRECTOR

The Board of Directors has nominated Mr. Ori Hadomi ("Hadomi") for re-appointment as a director to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of the nominee listed below.

Hadomi has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Hadomi, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation

Mr. Ori Hadomi	49
Mr. Hadomi has been serving as the Company's Chief Executive Officer and a member the Company’s Board of Directors since January 2003. Mr. Hadomi holds a B.A. in chemistry with a minor in economics, as well as a M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

Hadomi will continue to be party to that certain indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Ori Hadomi as director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed”.

The appointment of Hadomi as director requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 5
RE-APPOINTMENT OF MR. MICHAEL BERMAN AS A DIRECTOR

The Board of Directors has nominated Mr. Michael Berman ("Berman") for re-appointment as a director to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of the nominee listed below.

Berman has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Berman, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation

Mr. Michael Berman	58
Mr. Berman has been serving as a director in the Company since February 2014. Mr. Berman is a medical device entrepreneur and investor. Mr. Berman is a co-founder of several medical device companies and is currently an active board member of several early stage health care companies. Mr. Berman received his B.S. and MBA degrees from Cornell University.

Berman will continue to be party to that certain indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

Berman shall also be entitled to be granted 40,000 Options to purchase 40,000 Ordinary Shares of the Company (the "Berman Options"). The Berman Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Berman Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Berman Options shall vest. The exercise price of the Berman Options will be NIS 45.17, which is the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The term of Berman options will be 7 years from date of grant. The estimated value of each option, based on Black & Scholes model is approximately US$ 5.8.

The Berman Options will be granted in addition to the annual remuneration of NIS 110,000 and participation remuneration of NIS 3,100 per meeting. Since the annual remuneration and participation remuneration amounts are fixed amounts, according to the amounts under the regulation 7 to the Companies Regulations (Rules Regarding Compensation and Expenses for Directors External), 4760 – 2000 (the "Compensation Regulations") and the Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000 (the "Relief Regulations"), such remuneration does not require the approval of the Meeting. In case the rating of the Company, according to the first addition to the Compensation Regulations, will change (the "Updated Rating"), and the applicable fixed amounts of the participation remuneration will be higher than NIS 3,100, Berman shall be entitled to the updated applicable fixed amounts.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Michael Berman as director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed and to approve a grant of 40,000 Options to Berman”.

The appointment of Berman as director and approval of grant of the Berman Options requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 6
RE-APPOINTMENT OF MS. SARIT SOCCARY BEN-YOCHANAN AS A DIRECTOR

The Board of Directors has nominated Ms. Sarit Soccary Ben-Yochanan ("Ben-Yochanan") for re-appointment as a director to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of the nominee listed below.

Ben-Yochanan has attested to the Board of Directors and the Company that she meets all the requirements in connection with the appointment of directors of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Ben-Yochanan, including her principal occupation during the past five years:

Nominee	Age	Principal Occupation

Ms. Sarit Soccary Ben-Yochanan	44
Ms. Soccary Ben-Yochanan has been serving as a director in the Company since October 2006. Since July 2013, Ms. Soccary Ben-Yochanan has been serving as the vice president of strategy and business development for Syneron Medical Ltd. (NASDAQ: ELOS). Until July 2013, Ms. Soccary Ben-Yochanan had served as the chief executive officer of Gefen Biomed Investments Ltd., an Israeli public company. Ms. Soccary Ben-Yochanan also serves as a director of Proteologics Ltd., an Israeli public biotech company, and as a director of several private companies in the fields of technology and healthcare.  Ms. Soccary Ben-Yochanan holds a B.A. and an M.A. in economics from Tel Aviv University.

In accordance with the Relief Regulations, the Company’s Audit Committee and the Board of Directors have discussed Ben-Yochanan’s experience, expertise, qualifications and contribution to the Company over the years, and determined that in light of the above, it is in the best interest of the Company to re-appoint Ben-Yochanan as an independent director of the Company for an additional term. In addition, the Board of Directors has determined that she meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the Securities and Exchange Commission.

Ben-Yochanan will continue to be party to that certain indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

Ben-Yochanan shall also be entitled to be granted 40,000 Options to purchase 40,000 Ordinary Shares of the Company (the "Ben-Yochanan Options"). The Ben-Yochanan Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Ben-Yochanan Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Ben-Yochanan Options shall vest. The exercise price of the Ben-Yochanan Options will be NIS 45.17, which is the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The term of Ben-Yochanan options will be 7 years from date of grant. The estimated value of each option, based on Black & Scholes model is approximately US$ 5.8.

The Ben-Yochanan Options will be granted in addition to the annual remuneration of NIS 110,000 and participation remuneration of NIS 3,100 per meeting. Since the annual remuneration and participation remuneration amounts are fixed amounts, according to the amounts under the Compensation Regulations and the Relief Regulations, such remuneration does not require the approval of the Meeting. In case of an Updated Rating, should the fixed amounts of the participation remuneration be higher than NIS 3,100, Ben-Yochanan shall be entitled to the updated applicable fixed amounts

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Ms. Sarit Soccary Ben-Yochanan as director of the Company until the next Annual General Meeting of the Company’s shareholders or until her successor has been duly appointed and to approve a grant of 40,000 Options to Ben-Yochanan”.

The appointment of Ben-Yochanan as director and approval of grant of the Ben-Yochanan Options requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 7
RE-APPOINTMENT OF MR. GIL BIANCO AS AN EXTERNAL DIRECTOR

The Board of Directors has nominated Mr. Gil Bianco ("Bianco") to be re-appointed as an external director of the Company to serve until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed. The annual remuneration to be paid to Bianco in consideration for his services to the Company shall be fixed price of NIS 110,000 and the participation remuneration shall be a fixed price of NIS 3,100 per meeting.

Since the annual remuneration and participation remuneration amounts are fixed amounts, according to the amounts under the Compensation Regulations and the Relief Regulations, such remuneration does not require the approval of the Meeting. In case of an Updated Rating, should the fixed amounts of the participation remuneration be higher than NIS 3,100, Bianco shall be entitled to the updated applicable fixed amounts.

Bianco shall also be entitled to be granted 40,000 Options to purchase 40,000 Ordinary Shares of the Company (the "Bianco Options"). The Bianco Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Bianco Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Bianco Options shall vest. The exercise price of the Bianco Options will be NIS 45.17, which is the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The term of Bianco options will be 7 years from date of grant. The estimated value of each option, based on Black & Scholes model is approximately US$ 5.8. The Bianco Options will be granted in addition to the annual remuneration of NIS 110,000 and participation remuneration of NIS 3,100 per meeting.

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors for a three year term. However, the Relief Regulations allows extending the appointment of external directors who have completed nine years by re-appointing them for further periods, each of up to three years, subject to certain conditions. Bianco has been serving as an external director in the Company since November 2007. In accordance with the Relief Regulations, the Company’s Audit Committee and the Board of Directors have discussed Bianco's experience, expertise, qualifications and contribution to the Company over the years, and determined that in light of the above, it is in the best interest of the Company to re-appoint Bianco as an external director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed.

Each committee of the Board of Directors is entitled to exercise any powers of the board is required to include at least one external director. The audit committee and the compensation committee must include all the external directors.
Under the Companies Law, a person may be appointed as an external director if he or she possesses “accounting and financial expertise” or “professional qualifications”, and is otherwise qualified to serve as a director.

At least one of the external directors of a company must possess “accounting and financial expertise”. The conditions and criteria for possessing “accounting and financial expertise” or “professional qualifications” are determined under the Companies Law Regulations (Conditions and Criteria for Directors having Accounting and Financial Expertise and for Directors having Professional Qualifications), 5761 – 2005 (the “External Director Qualification Regulations”).

A person may not serve as an external director if he or she is a relative of a person controlling the Company, or if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers, or anyone to whom he or she reports directly or indirectly or entities under his or her control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

Under the Companies Law, "affiliation" is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an officer. An officer is defined in the Companies Law as any general manager, chief business manager, deputy general manager, vice general manager, or any manager assuming the responsibilities of any of these positions regardless of that person’s title, as well as a director, or a manager directly subordinate to the general manager.

A person may not serve as an external director if that person’s position or other activities create, or may create a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. If at the time any external director is appointed, all members of the board who are not controlling shareholders or their relatives are of the same gender, then the external director to be appointed must be of the other gender.

The Company is not aware of any reason Bianco, if appointed, should be unable to serve as an external director. The Company does not have any understanding or agreement with respect to the future appointment of Bianco.

The following table provides certain relevant information concerning Bianco, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation

Mr. Gil Bianco	65
Mr. Bianco has been serving as an external director since November 2007. Since April 2010 Mr. Bianco has been serving as a director of Intec Pharma Ltd., an Israeli public company. Mr. Bianco also serves as a director of Fischer Pharmaceuticals Ltd., Clear Cut Ltd., Pi-Cardia Ltd, Turquoise GEI LTd. and Gil Bianco Ltd. In the past five years, Mr. Bianco has served as a director of several private companies in the fields of biotech and medical devices: Healor Ltd., Solgel Technologies Ltd., BioCancell Inc. and Optima Ltd. Mr. Bianco holds a B.A. in Economics and Accounting from the Tel-Aviv University, and is a certified public accountant.

Bianco has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

In accordance with the Relief Regulations, the Company’s Audit Committee and the Board of Directors have discussed Bianco’s experience, expertise, qualifications and contribution to the Company over the years, and determined that in light of the above, it is in the best interest of the Company to re-appoint Bianco as an external director of the Company, until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed. In addition, the Board of Directors has determined that he has the requisite “accounting and financial expertise”, in accordance with the criteria set forth in the External Director Qualification Regulations, and that Bianco meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the Securities and Exchange Commission.

If re-appointed pursuant to this Proposal 7, Bianco will continue to be party to that certain indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011, and shall continue to be insured under the Company’s directors and officers insurance coverage policy which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Gil Bianco as an external director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed, and to approve a grant of 40,000 Options to Bianco”.

Pursuant to the Israeli Companies Law, approval of this Proposal 7 requires the affirmative vote of at least a majority of all the votes of the shareholders who are not controlling members in the Company or have a personal interest in the approval of the appointment, other than a personal interest that is not the result of personal ties with the controlling member; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or the total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 7 as a condition for his or her vote to be counted with respect to this Proposal 7. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 7, his, her or its vote with respect to this Proposal 7 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 8
APPOINTMENT OF MR. YUVAL YANAI AS AN EXTERNAL DIRECTOR

The Board of Directors has nominated Mr. Yuval Yanai ("Yanai") to be appointed as a new external director of the Company, to serve for a three year term commencing on November 29, 2016 until November 28, 2019. The annual remuneration to be paid to Yanai in consideration for his services to the Company shall be fixed price of NIS 110,000 and the participation remuneration shall be a fixed price of NIS 3,100 per meeting.

Since the annual remuneration and participation remuneration amounts are fixed amounts, according to the amounts under the Compensation Regulations and the Relief Regulations, such remuneration does not require the approval of the Meeting. In case of an Updated Rating, should the fixed amounts of the participation remuneration be higher than NIS 3,100, Yanai shall be entitled to the updated applicable fixed amounts.

Yanai shall also be entitled to be granted of 40,000 Options to purchase 40,000 Ordinary Shares of the Company (the "Yanai Options"). The Yanai Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of his appointment, so that upon the lapse of twelve (12) months from the date of appointment, thirty four percent (34%) of the shares underlying the Yanai Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Yanai Options shall vest. The exercise price of the Yanai Options will be NIS 45.17, which is the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant.  The term of Yanai options will be 7 years from date of grant. The estimated value of each option, based on Black & Scholes model is approximately US$ 5.8. The Yanai Options will be granted in addition to the annual remuneration of NIS 110,000 and participation remuneration of NIS 3,100 per meeting.

The Company is not aware of any reason why Yanai, if appointed, should be unable to serve as an external director. The Company does not have any understanding or agreement with respect to the future appointment of Yanai.

The following table provides certain relevant information concerning Yanai, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation

Mr. Yuval Yanai	64
Mr. Yanai serves as an external director of Macrocure Ltd. and Check-Cap Ltd., Israeli companies whose shares are listed on the NASDAQ Global Market. Mr. Yanai also serves as an external director of Medical Compression Systems (D.B.N) Ltd. and as a director in Clal Biotechnology, Israeli companies whose shares are listed on the Tel Aviv Stock Exchange. Mr. Yanai also serves as an external director of Haddasah Medical Center, as an external director of Standard & Poors Maalot and as a director of Compulab Ltd. and Efranat Ltd. Mr. Yanai also acts as the Chairman of Endobetix Ltd. and the Israeli Fund for UNICEF. From September 2005 until March 2014, Mr. Yanai has served as Given Imaging’s Chief Financial Officer and from October 2012 until June 2014, Mr. Yanai has served as a director of Citycon Oyj. Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

Yanai has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The Board of Directors has reviewed the qualifications and expertise of Yanai and has determined that he has the requisite “accounting and financial expertise”, in accordance with the criteria set forth in the External Director Qualification Regulations. In addition, Yanai meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the Securities and Exchange Commission.

The Company has business relations with Hadassah medical center ("Hadassah") for about ten years. The total scope of the Company's business with Hadassah in the last year and in the last five years does not exceed US$ 150,000 and US$ 550,000, respectively. The Companies Regulations (Matters That Do Not Constitute Linkage), 5767-2006 (the "Linkage Regulations") provide that if a company's audit committee resolves that there are negligible business or professional connections between such company and a person who is a candidate to be an external director in such company, then such connections shall not be considered a forbidden link between such company and such candidate. In accordance with the Linkage Regulations and based on the facts presented to it, the Company's audit committee has resolved that the transactions between the Company and Hadassah are negligible and therefore do not constitute a forbidden linkage between the Company and Yanai.

If appointed pursuant to this Proposal 8, Yanai will be indemnified by the Company, in accordance with the form of indemnification letter previously approved by the shareholders on September 13, 2011, to be entered into by the Company with directors serving from time to time in such capacity. Furthermore Yanai shall be covered by the Company’s directors and officers' insurance policy which covers all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to appoint Mr. Yuval Yanai as an external director of the Company for a three year term, commencing on November 29, 2016 until November 28, 2019, and to approve a grant of 40,000 options to Yanai”.

Pursuant to the Israeli Companies Law, approval of this Proposal 8 requires the affirmative vote of at least a majority of all the votes of the shareholders who are not controlling members in the Company or have a personal interest in the approval of the appointment, other than a personal interest that is not the result of personal ties with the controlling member; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or the total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 8 as a condition for his or her vote to be counted with respect to this Proposal 8. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 8, his, her or its vote with respect to this Proposal 8 will be disqualified.

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 9
APPROVAL OF ACCELARATION OF OPTIONS GRANTED TO MR. DAVID SHCLACHET

The Board of Directors has approved the acceleration of the vesting period of 9,900 options to purchase 9,900 of the Company's shares granted by the Company to Mr. David Schlachet ("Schlachet") on July 22, 2014 pursuant to the Company's shareholders approval of November 26, 2013, ("Schlachet Options"), so that Schlachet will be allowed to exercise the Schlachet Options with immediate effect.

Schlachet is an external director in the Company since November 2007.

On November 26, 2013 the Company's shareholders approved Schlachet's re-appointment as an external director for a third three year term, and also approved the grant of 40,000 options to purchase up to 40,000 of the Company’s ordinary shares to Schlachet (the "Original Options"). The vesting period of the Original Options was set to a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Original Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Original Options shall vest. Due to technical difficulties the grant of the Original Options was delayed to July 22, 2014. Schlachet's appointment as an external director in the Company shall terminate on November 26, 2016, and therefore if the vesting of the Schlachet Options is not accelerated, Schlachet will not be able to exercise the Schlachet Options. The exercise price of the Schlachet Options is NIS 27.67 per share.

Had the Original Options been granted upon their approval by the Company's shareholders, their vesting period shall have been complete by the end of Schlachet's appointment as an external director in the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the acceleration of the vesting period of 9,900 options to purchase up to 9,900 of the Company's ordinary shares granted to Mr. David Schlachet, an external director of the Company, pursuant to the Company's shareholders' approval of November 26, 2013”.

Pursuant to the Israeli Companies Law, approval of this Proposal 9 requires the affirmative vote of at least a majority of all the votes of the shareholders who are not controlling members in the Company or have a personal interest in the approval of the acceleration of the Schlachet Options, other than a personal interest that is not the result of personal ties with the controlling member; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or the total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 9 as a condition for his or her vote to be counted with respect to this Proposal 9. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 8, his, her or its vote with respect to this Proposal 9 will be disqualified.

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 10
APPROVAL OF COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

Pursuant to the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of officers, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. The term “Officer” as defined in the Israeli Companies Law, includes Directors, Executive Officers and any manager directly subordinate to the Chief Executive Officer.

Following the recommendation of our Compensation Committee, our Board of Directors approved the proposed Compensation Policy attached hereto as Annex G (the “Compensation Policy”), and recommends that our Shareholders approve the proposed Compensation Policy at the Meeting, in-lieu of the Company’s current compensation policy, which will expire on January 20, 2017.

The Compensation Policy reflects the objectives that our Compensation Committee and Board of Directors believe should be achieved by the structure and content of executive compensation. The terms of the Compensation Policy are intended to provide a compensation package for each of our Officers that will adequately incentivize them to assist us in reaching our long-term goals and assist in aligning their interests with the interests of our Company and Shareholders. We believe that the guidelines and balances among fixed and variable compensation set forth in the Compensation Policy will also enable us to maintain and recruit qualified senior Officers and to enhance their motivation. The Compensation Policy also addresses (among other things) officers’ individual characteristics (such as their respective position, education, professional experience, scope of responsibilities and achievements) as the basis for variation between Officers, and internal ratios between compensation of Officers and compensation of other employees.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve and adopt the Compensation Policy for the company's directors and officers attached hereinafter as Annex G.”

Pursuant to the Israeli Companies Law, approval of this Proposal 10 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met: the above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term defined hereinabove) in the approval of the Compensation Policy who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the company`s total voting rights.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Israeli Companies Law.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 10 as a condition for the vote to be counted with respect to this Proposal 10. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 10, the vote with respect to this Proposal 10 will be disqualified. Please see definition of “Personal Interest” above.

If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Israeli Companies Law allows our Board of Directors to approve Proposal 9 even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have determined that Proposal 9 is not prejudicial to the welfare of the Company and decided to reapprove Proposal 9 based on detailed reasoning, and after having reexamined the proposal, and taken, inter alia, the shareholder rejection into consideration.

The Board of Directors recommends a vote FOR on the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at HaEshel 7, Caesarea, Israel 3088900 (telephone number: 972-4-6187100, facsimile number: 972-4-6187111).
ADDITIONAL INFORMATION
We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 20, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 20, 2016, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
MAZOR ROBOTICS LTD.
Sharon Levita, Chief Financial Officer

Annex A - Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Adereth (Family Name), Jonathan (First Name), 007561137 (Personal I.D. Number)* residing at the following address: Israel (Country), Haifa (City/Town), 47 Hof HaShenhav st. (Address);

Hereby declare as follows –

1.	I am qualified to serve as director of Mazor Robotics Ltd.(the "Company");

2.	I possess the qualifications required to carry out the position of director of the Company. My qualifications, education and experience is detailed below:

3.
I serve as the chairman of the Company's Board of Directors since December 2007. Since May 2009, I serve as the Chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of resolution recovery and dose reduction in computed tomography (CT). From October 2004, I serve as a board member of UltraSPECT Ltd., an Israeli company in the field of resolution recovery and dose reduction in Nuclear Medicine (NM). From 1994 to 1998, I served as the Chief Executive Officer and President of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of Medical Imaging systems. I hold a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

4.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of director of the Company, with the attention, inter alia, to the Company's special requirements and to its size of the Company.

5.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply regarding my appointment as director:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not imposed means of enforcement prohibit me serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

Signature: /s/ Jonathan Adereth

Date: October 19, 2016

A - 2

Annex B – Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Hadomi (Family Name), Ori (First Name), 22936025 (Personal I.D. Number)* residing at the following address: Israel (Country), Ramat Hasharon (City/Town), 37 Vitkin Street (Address);

Hereby declare as follows –

1.	I am qualified to serve as director of Mazor Robotics Ltd.(the "Company");

2.	I possess the qualifications required to carry out the position of director of the Company. My qualifications, education and experience is detailed below:

I have been serving as the Company's Chief Executive Officer and as a member of the Company's Board of Directors since January 2003. Prior to joining the Company, I served as the chief financial officer and vice president of business development of Image Navigation Ltd. (formerly known as DenX Medical Software Systems Ltd.). I hold a B.A. in chemistry with a minor in economics, as well as a M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply regarding my appointment as director:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not imposed means of enforcement prohibit me serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

Signature: /S/ Ori Hadomi

Date: October 15, 2016

B - 2

Annex C - Declaration of Independent Director's Qualification

I, the undersigned, Berman (Family Name), Michael (First Name), 011588076 (Personal I.D. Number)* residing at the following address: Israel (Country), Tel-Aviv (City/Town), 3/315 Antokolski St. (Address);

Hereby declare as follows –

1.	In this declaration, the meanings of the terms will be as follows:

a.	the "Company" - Mazor Robotics Ltd.

b.	the "Law" - the Israeli Companies Law – 1999.

c.	"Independent Director" – within its meaning in the Law.

d.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

e.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

f.	"Control" – within its meaning in the Securities Law.

g.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

2.	I am an Israeli resident and qualified to serve as External Director of the Company;

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of Independent Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply to my appointment as a Director in the Company:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection 4.1 which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not impose means of enforcement prohibiting me from serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

5.	I possess the qualifications required to carry out the position of External Director of the Company. My qualifications, education and experience is detailed below:

a.	My current main positions are:

I have been serving as a director in the Company since February 2014 and as the Chairman of Berman Medical

b.	My main positions in the past five years have been:

Board member of 11 healthcare companies, 9 private, 2 public. AngioSlide, Benechill, Cardiosonic, ClearCut, InspireMD, Intervalve, Rebiotix, Pharmacentra, PulmOne, Sonivie, Sonarium Medical

c.	I work at:

Name of workplace: Berman Medical

Field of activity of this workplace: Investing in and providing professional services as a director to early stage medical companies

My position in this workplace: Chairman

d.	The places I have worked in the past two years:

Name of workplace:

Field of activity of this workplace:

My position in this workplace:

e.	My education:

BS Cornell University, 1979

MBA Cornell University, 1986

C - 2

6.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

7.	I am not employed by the Securities Authority or by a Stock Exchange in Israel.

8.
Without derogating from the provisions of section 6 above, myself, my relative, partner, employer or person or anyone to whom I report directly or indirectly is subject to a body corporate of which I am a controlling member of have business or professional ties with a person to whom ties are prohibited under the provisions of section 6 – except for negligible ties, and also, I did not receive consideration in violation of the provisions of section 244(b) of the Law.

Signature: /S/ Michael Berman

Date: October 16, 2016

C - 3

Annex D - Declaration of Independent Director's Qualification

I, the undersigned, Soccary Ben-Yochanan (Family Name), Sarit (First Name), 29347333 (Personal I.D. Number)* residing at the following address: Israel (Country), Ramat HaSaron (City/Town), 12 HaAlyia st. (Address);

Hereby declare as follows –

1.	In this declaration, the meanings of the terms will be as follows:

a.	the "Company" - Mazor Robotics Ltd.

b.	the "Law" - the Israeli Companies Law – 1999.

c.	"Independent Director" – within its meaning in the Law.

d.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

e.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

f.	"Control" – within its meaning in the Securities Law.

g.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

2.	I am an Israeli resident and qualified to serve as External Director of the Company;

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of Independent Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply to my appointment as a Director in the Company:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection 4.1 which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not impose means of enforcement prohibiting me from serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

5.	I possess the qualifications required to carry out the position of External Director of the Company. My qualifications, education and experience is detailed below:

a.	My current main positions are:

I have been serving as a director in the Company since October 2006. Since July 2013, I have been serving as the vice president of strategy and business development for Syneron Medical Ltd. (NASDAQ: ELOS)

My main positions in the past five years have been:

b.	Until July 2013: Chief Executive Officer of Gefen Biomed Investments Ltd., an Israeli public company.

Board member of Proteologics Ltd., an Israeli public biotech company, and board member of several private companies in the fields of technology and healthcare: Innovative Medical Equipment Ltd., Art Healthcare Ltd., Ati Cleantech Ltd., Bioxtreme Ltd., Novotyr Therapeutics Ltd., Phagolum Ltd., Pep2life Ltd., Tavor (I.T.N) Ltd.

c.	I work at:

Name of workplace: Syneron Medical Ltd

Field of activity of this workplace: Development of medical devices

My position in this workplace: Vice President of strategy and business development.

d.	The places I have worked in the past five years:

Name of workplace: Gefen Biomed Investments Ltd

Field of activity of this workplace: Incubation and investment in healthcare companies

My position in this workplace: Chief Executive Officer

D - 2

e.	My education:

B.A. and an M.A. in economics from Tel Aviv University

6.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

7.	I am not employed by the Securities Authority or by a Stock Exchange in Israel.

8.
Without derogating from the provisions of section 6 above, myself, my relative, partner, employer or person or anyone to whom I report directly or indirectly is subject to a body corporate of which I am a controlling member of have business or professional ties with a person to whom ties are prohibited under the provisions of section 6 – except for negligible ties, and also, I did not receive consideration in violation of the provisions of section 244(b) of the Law.

Signature: /S/ Sarit Soccary Ben-Yochanan

Date: October 18, 2016

D - 3

Annex E - Declaration of External Director's Qualification

(Section 240-241 of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, BIANCO (Family Name), Gil (First Name), 050893015 (Personal I.D. Number)* residing at the following address: Israel (Country), Raanana (City/Town), Yaara 7 (Address);

Hereby declare as follows –

1.	In this declaration, the meanings of the terms will be as follows:

a.	the "Company" - Mazor Robotics Ltd.

b.	the "Law" - the Israeli Companies Law – 1999.

c.	"Independent Director" – within its meaning in the Law.

d.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

e.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

f.	"Control" – within its meaning in the Securities Law.

g.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

2.	I am an Israeli resident and qualified to serve as External Director of the Company;

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of Independent Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply to my appointment as a Director in the Company:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection 4.1 which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not impose means of enforcement prohibiting me from serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

5.	I possess the qualifications required to carry out the position of External Director of the Company. My qualifications, education and experience is detailed below:

a.	My current main positions are:

I have been serving as an external director for Mazor Robotics Ltd. since 2007. I serve as a director of Fischer Pharmaceuticals Ltd., Intec Pharma Ltd., Clear Cut Ltd., Pi-Cardia Ltd, Gil Bianco Ltd., and Turquoise GEI Ltd.

b.	My main positions in the past five years have been:

In the past five years I have served as a director of Healor Ltd., Solgel Technologies Ltd., BioCancell Inc. and Optima Ltd. (this list does not include the current positions I hold, as described in section 5.1).

c.	I work at:

Name of workplace: Gil Bianco Ltd.

Field of activity of this workplace: Providing professional financial services and services as a director to primarily biotechnology and medical device companies.

My position in this workplace: Director (100 % Owner)

d.	The places I have worked in the past two years:

Name of workplace: _______________

Field of activity of this workplace: _____________

My position in this workplace: _________________

e.	My education:

I hold a B.A. in Economics and Accounting from the Tel-Aviv University, and I am a certified public accountant.

E - 2

6.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

7.	I am not employed by the Securities Authority or by a Stock Exchange in Israel.

8.
Without derogating from the provisions of section 7 above, myself, my relative, partner, employer or person or anyone to whom I report directly or indirectly is subject to a body corporate of which I am a controlling member of have business or professional ties with a person to whom ties are prohibited under the provisions of section 7 – except for negligible ties, and also, I did not receive consideration in violation of the provisions of section 244(b) of the Law.

Signature: /S/ Gil Bianco

Date: October 16, 2016

E - 3

Annex F - Declaration of External Director's Qualification

(Section 240-241 of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Yanai (Family Name), Yuval (First Name), 051615060 (Personal I.D. Number)* residing at the following address: Israel (Country), Even Yehuda (City/Town), HaRakafot 15 (Address);

Hereby declare as follows –

1.	In this declaration, the meanings of the terms will be as follows:

a.	the "Company" - Mazor Robotics Ltd.

b.	the "Law" - the Israeli Companies Law – 1999.

c.	"Independent Director" – within its meaning in the Law.

d.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

e.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

f.	"Control" – within its meaning in the Securities Law.

g.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

2.	I am an Israeli resident and qualified to serve as External Director of the Company;

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of Independent Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply to my appointment as a Director in the Company:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection 4.1 which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not impose means of enforcement prohibiting me from serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

5.	I possess the qualifications required to carry out the position of External Director of the Company. My qualifications, education and experience is detailed below:

a.	My current main positions are:

I serve as an external director of Macrocure Ltd. And Check-Cap Ltd., Israeli companies whose shares are listed on the NASDAQ Global Market. I also serve as an external director of Medical Compression Systems (D.B.N) Ltd. and as a director in Clal Biotechnology, Israeli companies whose shares are listed on the Tel Aviv Stock Exchange. I also serve as an external director of Haddasah Medical Center, as an external director of Standard & Poors Maalot and as a director of, Compulab Ltd and Efranat Ltd. I also act as the Chairman of Endobetix Ltd. and the Israeli Fund for UNICEF.

b.	My main positions in the past five years have been:

I served as Given Imaging’s Chief Financial Officer from September 2005 until March 2014. From October 2012 until June 2014, I served as a director of Citycon Oyj.

c.	I work at:

Name of workplace: Yuval Yanai Consulting and Management Ltd.

Field of activity of this workplace: Providing professional financial services and services as a director to primarily biotechnology and medical device companies.

My position in this workplace: Owner.

d.	The places I have worked in the past two years:

Name of workplace: ___________________________

Field of activity of this workplace: __________________

My position in this workplace: ______________________

F - 2

e.	My education:

I hold a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

6.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

7.	I am not employed by the Securities Authority or by a Stock Exchange in Israel.

8.
Without derogating from the provisions of section 7 above, myself, my relative, partner, employer or person or anyone to whom I report directly or indirectly is subject to a body corporate of which I am a controlling member of have business or professional ties with a person to whom ties are prohibited under the provisions of section 7 – except for negligible ties, and also, I did not receive consideration in violation of the provisions of section 244(b) of the Law.

Signature: /S/ Yuval Yanai

Date: October 17, 2016

F - 3

Annex G

Mazor Robotics Ltd.

Compensation Policy

for Officers and Directors

According to

Amendment No. 20 to The Israeli Companies Law, 5759-1999

 (the "Amendment" and the "Companies Law", respectively)

October 2016

1.	Introduction

This Compensation Policy ("Compensation Policy" or "Policy") will define the principles and rules for determining the scope and components of compensation of Office Holders of Mazor Robotics Ltd. (the "Company"). The Policy will relate to existing agreements with acting Officers (taking into account the provisions of Section 5.2 below) and to agreements with new Officers which may join the Company from time to time.

The Compensation Policy was determined and adopted according to the provisions of  Amendment No. 20 of the Israeli Companies Law, 5759-1999 and it will assist the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"), the Board of Directors of the Company and the  management of the Company in creating appropriate employment conditions and incentives for the Company’s Officers, in order to enable the recruitment and retention of the highest quality personnel that will enable the company to achieve its objectives, while taking into account, inter alia, the Company’s  size, financial position and risk-management.

2.	The Company

Mazor Robotics, an Israeli Company, is a leading innovator that has pioneered surgical guidance systems and complementary products in the spine and brain surgical markets which we believe provide a safer surgical environment for patients, surgeons and operating room staff. We engage in the development, production and marketing of innovative medical devices for supporting surgical procedures in the fields of orthopedics and neurosurgery. We operate in the fields of image guided surgery and computer-assisted surgery enabling the use of surgical instruments with high precision and minimal invasiveness and aiming to simplify complex and minimally-invasive surgical procedures.

3.	Mazor's Vision and Major Goals

Mazor believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in a more accurate and secure manner.Company goals:

•	To constantly increase the value for its shareholders.

•	To maintain its leadership position in the image based surgical robotic technology and market, focusing on patients benefits

•	To provide the health community, with cost effective solutions for performing surgical procedures, leading to better global outcomes.

•	To keep growing at high industry standard growth rates and to meet its business objectives.

•	To provide its employees a rewarding, challenging and dynamic working environments with continuous learning and improvement processes.

4.	Definitions

“$”	United States Dollars

"Board"	The Board of Directors of the Company.

"Board member" or "Director"	A member of the Board of Directors

"Company" or "Mazor"	Mazor Robotics Ltd.

"Companies Law"	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.

"Office Holder" or "Officer"	Director, CEO, and any senior executive subordinate to the CEO all as defined in section 1 of the Companies Law.

5.	General

5.1.	Effective Date

The effective date of this Compensation Policy is the date of its approval by the general meeting of our shareholders or the date of its approval by the Board according to the provisions of article 267a(d) of the Companies Law (the "Effective Date").

5.2.	Applicability

The Compensation Policy will apply to any compensation for Office Holders, determined after the Effective Date. For the avoidance of any doubt, The Compensation Policy will not, and in any case is not intended to, apply to or deemed to amend employment and compensation terms of Office Holders existing prior to the Effective Date. For the avoidance of doubt, the Compensation Policy shall not apply to the terms of employment of Office Holders in the Company's subsidiaries outside Israel.

5.3.	Term of the Compensation Policy

This Compensation Policy will be in effect for a period of three (3) years from the Effective Date (the "Term"). Following the lapse of the Term, the Compensation Committee will re-evaluate the Compensation Policy and, following its re-approval or the approval of a revised Compensation Policy, it will be brought again to the approval of the Board and the shareholders in accordance with the provisions of the Companies Law.

5.4.	No Entitlement to Compensation

The adoption of this Compensation Policy will not entitle any of the Company’s Office Holders to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with his or her specific agreement with the Company subject to the requirements of the Companies Law and the regulations promulgated thereunder.

5.5.	Lesser Terms

In the event that the appropriate decision makers of the Company determine that a certain Officer of the Company is entitled to compensation lesser than such specified in this Policy, such lesser compensation shall not be deemed a deviation from this Policy.

6.	Compensation Policy Objectives

The Company believes that strong and effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled Officers in a competitive labor market.

The Compensation Policy is intended to balance between the need to offer appropriate compensation and incentives to Office Holders to succeed in achieving their goals and the need to assure that the compensation structure meets the Company’s interests and its overall financial and strategic targets.

In support of this goal, the Compensation Policy is designed to meet the following objectives:

•	Create an appropriate incentives taking into account, inter alia, Company's size, financial conditions, Company risk management considerations and Regulatory & Legal aspects.

•	Balance rewards for both short-term and long-term results to ensure sustained business performance over time.

•	Create a clear line-of-sight between Officers’ compensation and the Company and Officers’ individual performance.

•	Create fair and reasonable incentives, considering Company values, ethics standards and type of activity.

•	Create the right balance between fixed and variable pay components.

•	Create a balanced compensation between different Officers’ grades.

7.	Compensation Policy

7.1.	Officers’ Compensation Package Components

Officers’ compensation packages will generally be comprised of the following elements:

a.	Base Salary – a fixed monetary compensation paid monthly.

b.	Benefits and Perquisites – programs designed to supplement cash compensation, based on local market practice for comparable positions.

c.	Cash Bonus (Short Term Incentive) – variable monetary bonus, designed to reward Officers based on both the Company’s and individually defined results and objectives.

d.
Equity based Compensation (Long Term Incentive) – variable equity based compensation designed to retain Officers, align Officers’ and shareholders’ interests and incentivize achievement of long term goals.

e.	Termination Payments - retirement and termination of service arrangements including change of control provision to the senior management.

The “mix” of the elements that will be provided to each Officer will be structured to address his or her education, qualifications, experience, time spent in position, responsibility and such other key parameters. Consequently the mix may vary from period to period and from Officer to Officer.

Notwithstanding the above, the Company's target range for the compensation mix between the Base Salary, Cash Bonus and Equity based Compensation of its Officers, is set forth below:

Office Holder	Base Salary	Annual Cash Bonuses	Annual Equity based Compensation
Chairman	100%	-	Up to 300% of the annual income based on the Base Salary
CEO	100%	Up to 100% of the annual income based on the Base Salary	Up to 300% of the annual income based on the Base Salary
Officers	100%	Up to 50% of the annual income based on the Base Salary	Up to 200% of the annual income based on the Base Salary
Directors	100%	-	Up to 300% of the annual income based on the Base Salary

7.2.	Base Salary

Base salary is a fixed compensation element which provides compensation to an Officer for the performance of his or her standard duties and responsibilities and reflects the Officer's role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set based on the following considerations:

•	Role and business responsibilities.

•	Professional experience, education, expertise and qualifications.

•	Previous compensation paid to the Officer.

•	The Company’s financial situation.

•
Internal equity: (a) Base salary and the total compensation package of comparable Company's Officers; (b) The relationship between the Officer’s compensation package and the salaries of the Company’s other employees and specifically the median and average salaries of the Company and the effect of such relationship on work relations in the Company.

•
External equity - Market value based on a comparative salary survey, taking into account relevant market practice as a benchmark for the specific role using a peer-group of companies. The peer-group companies will be selected to provide an appropriate comparative model and will be selected based on appropriate similarities taking into account factors such as market capitalization, type of industry, location of listing, level of revenues, number of employees, location of operations, relevance of such factors to the particular executive role being compared and any other factors that may be deemed appropriate by the Company. The Company will use at least three (3) peer-group companies when conducting the survey and will conduct such a survey at least once every 3 years, and upon hiring a new Officer to a new position that did not exist in the company before, if the latest survey will not be deemed reflective of the then market conditions.

When deciding on increasing an Officer’s Base Salary, the following considerations, in addition to the above mentioned, may be applied: changes to the Officer’s scope of responsibilities and business challenges, the need to retain the Officer, inflation since the last Base Salary update and updated market rate (based on a comparative salary survey). In addition, his or her full compensation package including any bonus and options will be discussed to provide full view.

Adjustments to base salary may be periodically reviewed, considered and approved by the Compensation Committee and the Board.

7.3.	Benefits and perquisites

The following benefits and perquisites may be granted to the Officers in order, among other things, to comply with legal requirements:

•	Pension and savings – subject to applicable law, Officers can choose between any combinations of executive insurance, a pension fund, or any other program, permitted under applicable law.

•	Disability insurance – the Company will purchase disability insurance for Officers; premium will not exceed 2.5% of the monthly salary, or as may be required by applicable law.

•	Study fund – Officers are entitled to a study fund provision at the expense of the Company at a rate of 7.5% of the monthly salary, or as may be required by applicable law.

•	Convalescence pay - Officers are entitled to convalescence pay according to applicable law.

•	Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to a cap of 28 days per annum.

•	Sick days – Officers are entitled to paid sick days pursuant to their employment agreement, according to applicable law.

•	Recuperation days – according to applicable law.

The Company may offer additional benefits and perquisites to the Officers, which will be comparable to customary market practices, such as, but not limited to: Company car benefits, including tax payments incurred in connection with the car; Company cellular phone; reimbursement of business travel expenses, including a daily payment (per-diem)  and other business related expenses; complementary health insurance; meals; etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with the Company's policies and procedures.

Non-Israeli Officers may receive similar, comparable or customary benefits and perquisites as applicable in the jurisdiction in which they are employed.

7.4.	Immaterial change in terms of employment

An Immaterial Change in the Terms of Employment of an Office Holder, other than the CEO, may be approved by the CEO, provided that the amended terms of employment are in accordance with this Compensation Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Officer within annual total cost to the Company not exceeding an amount equal 10% of the annual compensation of such Officer.

7.5.	Bonus

The Company's short term incentive scheme will be based on a variable monetary bonus, designed to reward Officers based on the Company and his/her individually defined results (the “Bonus”).

Before the beginning of each calendar year, following recommendation of the CEO (and with respect to the CEO, following recommendation of the Chairman of the Board), the Compensation Committee and the Board will determine the following for each Officer:

Maximum Bonus (cap): The maximum bonus is the maximum amount an Officer will be entitled to receive upon full achievement of his objectives. The maximum bonus for each Officer will be according to the table in section 7.1 hereabove. The Maximum amount will not include (i) sales Officers, whose incentives are usually commission plans which are directly related to sales and are not capped and (ii) special bonus as defined in clause 7.2 below.

Objectives: The bonus parameters may be determined based on pre-defined measurable and quantified considerations. Measurable criteria for the Bonus may include (but is not limited to) any one or more of the following criteria:

•	Financial parameters: Revenue; Gross Profit, Operational Profit, EBITDA;

•	Market share, Penetrating New Markets, Increased products utilization;

•	New products development;

•	Quality standards and customer satisfaction;

•	Strategic targets;

•	External growth engines (M&A, licensing, strategic agreements, etc.)

•	Other objectives as will be defined for each office Holder by his or her direct manager and will be approved by the Compensation Committee and the Board.

In addition, up to 10% of an Officer’s annual cash bonus may be discretionary, based on the evaluation of his or her direct manager.

Thresholds: The Compensation Committee and the Board may, with respect to any period or Officer, determine one or more thresholds for the payment of the annual cash bonus or any components thereof, in such a manner that if the threshold is not achieved, the annual cash bonus or the particular component thereof, with respect to which the threshold was not achieved, will not be paid.

Compensation Recovery: A claw-back provision, allowing the recovery of money paid based on incorrect financial statements, which were later corrected by the Company (restatement). Claw-back limit will be applied only in respect of restatements, up to three years from the applicable Bonus payment and will not exceed the net amount received by the Officer. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due to the restated financial statements, pursuant to terms that shall be determined by the Board. In the event that the balance will be in favor of the Officer, such a balance will be paid to him pursuant to terms that shall be determined by the Board.

Reduction of Bonus: In extreme cases and subject to the specific provisions of the employment agreements and to applicable law, the Board may reduce Bonuses by up to 25% of their amount, at its sole discretion.

7.6.	Special bonus for outstanding achievement

In exceptional events and as an exception, Officers may receive special bonuses based on outstanding personal achievement as shall be determined by the Board, following recommendation and approval of the Compensation Committee and the Board. Such bonus shall not exceed 6 months Base Salary.   Payment of such bonuses to the CEO and the Members of the Board or payment that shall exceed aforementioned limit shall be subject to the approval of the Company's shareholders meeting.

7.7.	Equity based compensation

The Company's long term incentive is variable equity based compensation, designed to retain Officers, align Officers and shareholders' interests and incentivize achievement of long term goals.

The Company shall be entitled to grant to Officers options to purchase shares, restricted share units (RSUs), or any other equity based compensation.

The grant of the options shall be in accordance with the Company's equity compensation policies and applicable programs in place from time to time.

General guidelines for the grant of Options:

•
The options shall be granted from time to time and be individually determined and awarded according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

•	Vesting schedule - the options will vest and become exercisable over 36-48 months and may be vested in quarterly installments.

•
Exercise price - the exercise price shall be the higher of the closing price of the shares on the day before the grant date and the average closing price of the Company's shares in the 30 days prior to the grant date.

•	Expiry date - not more than 10 years from the date of the issuance.

•
Conditions for ending the term in office/change in control - the Board shall be entitled to approve a mechanism for the acceleration of the vesting period, in whole or in part, in cases involving a change in control of the Company or ending of the term in office.

Any others terms of the grant will be determined by the Compensation Committee and/ or the Board, in accordance with the applicable law.

7.8.	Retirement and termination of service arrangements

Advance notice

Unless approved otherwise by the Compensation Committee and the Board and defined in the Officer employment agreement, he or she shall be entitled to an advance notice prior to termination for a period as defined in the table below (the “Notice Period”).

During the Notice Period, the Officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board has released the Officer from such obligation.

During the notice period, Officers will be entitled to full payment of compensation.

In addition to the Notice Period, senior Officers may be entitled to adjustment payments not to exceed a further period as defined in the table below:

Officer	Advanced notice period	Adjustment payment
CEO	6 months	9 months
CFO, COO	3 months	6 months
Other Officers	2 months	3 months

7.9.	Inter-Company Compensation Ratio

The Compensation Committee and the Board have examined the ratio between the annual compensation of Officers and the average and median salary of the other Company employees. The Company has decided that the ratio between the compensation of the CEO and other Officers to the average and median salary of the rest of the employees in Israel will not be higher than 15 and 10 times, respectively.

The Compensation Committee and the Board consider the inter-company compensation ratio to be reasonable, fair and appropriate, taking into account the senior position of the Officers and their scope of responsibilities and believe it will not have a negative impact on work relations in the Company.

7.10.	Non-Employee Directors’ Compensation

The Directors of the Company, shall be entitled to remuneration and refund of expenses up to the limits provided under the provisions of the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

The Company’s Chairman of the Board may be entitled to remuneration according to the criteria specified in Section 7.1-7.7

In addition, the members of the Company's Board (including Company’s Chairman of the Board) may be granted equity based compensation which shall vest and become exercisable over a period of 3 years.

7.11.	Insurance, Exculpation and Indemnification

All Directors and Officers will be covered by the Company’s D&O liability insurance, in such scope and under such terms as shall be determined from time to time by the Board pursuant to the requirements of the Companies Law. The Insurance Policy may include “runoff” provisions, covering the Directors' and Executive Officers’ liability for a period of seven (7) years after termination.

In addition, the Company, may exempt and release each director and Officer from any and all liability to the Company and indemnifies its Directors and Officers, in each case up to the maximum extent permitted by law.

The D&O insurance policy will be within the following limits: (a) the premium for each policy period shall be not more than $250,000 and  (b) the maximum aggregate limit of liability pursuant to the policies shall be not more than $60 million for each insurance period. Notwithstanding the above, the Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years provided that the coverage purchased shall not be less than 10% of the Company's market value based on the volume weighted average of the closing price of the Company ADSs, as quoted on the Nasdaq over the 30 Trading Days ending immediately prior to compensation committee's resolution date, without an additional shareholders’ approval to the extent permitted under the Companies Law.

8.	Supervision, Reporting and Amendments

8.1.
The Board is responsible for the management and implementation of the Policy in the Company, and it shall be entitled to take all action necessary to achieve such purpose, including interpreting the provisions of the Policy, as may be required.

8.2.	Subject to the provisions of the Companies Law, any deviation from the Policy shall be brought to discussion in the Compensation Committee and shall be approved by the Board of the Company.

8.3.
Every year, before the approval of the Company’s annual financial reports, the Compensation Committee will review the Policy and its compatibility to the status of the Company and the manner in which the Policy is implemented by Company.

8.4.
The CFO and the VP HR will be responsible for the implementation of the Policy and shall alert the Compensation Committee and the Board upon any deviation and/or non-compliance in the implementation of the Policy.

8.5.	During the term of the Policy (as defined in Section 5 above) an internal audit shall be performed at least once, with respect to the manner of its implementation.